EVOGENE LTD.
13 Gad Feinstein Street, Park Rehovot
Rehovot, Israel

March 26, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Evogene Ltd.  (CIK 0001574565)
Registration Statement on Form F-3 (File No. 333-277565) (the “Registration Statement”)
Request for Acceleration of Effective Date

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Evogene Ltd. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective on March 28, 2024 at 4:15 p.m., Eastern Time, or as soon as practicable thereafter.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Eric Victorson, Esq. of Sullivan & Worcester LLP at (212) 660-3092 and that such effectiveness also be confirmed in writing.

Very truly yours,

Evogene Ltd.

By:	/S/ Ofer Haviv
	Name:	Ofer Haviv
	Title:	President and Chief Executive Officer